Exhibit 99.2
To Our Shareholders
2006 was a significant growth year for us as we grew at a substantially higher rate than the semiconductor and foundry industries. We were able to achieve this growth despite the inventory issues in the semiconductor supply chain during the second half of the year.
2006 milestones included:
•	Growing revenues 37 percent compared to 2005.
•	Growing revenues from leading-edge 90-nanometer (nm) technology by over 110 percent, compared to 2005.
•	Lowering our breakeven utilization rate to about 70 percent in fourth quarter 2006.
•	Returning to profitability with a net income of $67 million for the year.
We continued to strengthen our technology roadmap and enhance market acceptance of the Chartered-IBM-Samsung Common Platform technology initiative, which enables synchronized manufacturing across 300-millimeter (mm) fabrication facilities starting at 90nm. During the year, the Common Platform technology members announced the successful production of 90nm chips for QUALCOMM at their respective 300mm fabs. We also expanded our relationship with IBM by extending the joint technology development efforts to include 32nm technology.

Financial Highlights

(In millions of US Dollars, unless otherwise stated)	2004	2005	2006

Net Revenue	932	1,033	1,415
Gross Profit	168	116	344
Research and Development	94	122	153
Net Income (Loss)	7	(160)	67
Diluted Net Income (Loss) per ADS (US Dollars)	0.03	(0.65)	0.23
Diluted Net Income (Loss) per share (US Dollars)	0.00	(0.06)	0.02

Cash and Cash Equivalents	539	820	719
Total Debt and Capital Lease Obligations	1,236	1,491	1,409

Capacity (thousands of eight-inch equivalent wafers)	1,289	1,501	1,784
Utilization	80%	70%	77%

Note: Cash and Cash Equivalents and Total Debt and Capital Lease Obligations are as of 31 Dec of the year
Hitting Our Stride — Achieving Growth and Sustainable Profitability
Our key focus in 2007 is to drive our customer engagements at 65nm into volume production. Compared to 90nm, we are seeing a higher level of interest from customers at the 65nm node and are currently working on several business engagements. Continuing with the technology momentum, we will be accelerating our 45nm technology development together with our technology partners and with the help of customers who are early technology adopters and are committed to drive competitive performance specifications.
As we enhance our technology position and market coverage, it is important that we have sufficient capacity at the leading-edge technology nodes to take advantage of those opportunities. We have therefore revised the capacity expansion plan for our 300mm facility, Fab 7. Fab 7 will now have a capacity of 45,000 300mm wafers per month when fully completed, an increase of 50 percent compared to the previous plan of 30,000 wafers per month. We will exercise the same capital spending discipline we have been exercising over the years in completing this expansion, which is expected to take a few years and will be modulated by market demand, technology transition in the industry and within our customer base, and several other factors.
We continue to focus on further reducing the company’s breakeven utilization point, as we believe getting to a breakeven utilization point of around 65 percent over time is essential to enable us to generate free cash flow and sustain profitability through an industry cycle.
We are excited about our future and believe — as 2006 demonstrated — we are well positioned to capitalize on the opportunities that are ahead of us.
Thank you for your continued support.
Chia Song Hwee
President & CEO

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our business strategy; the reduction of our breakeven point to 65% utilization; our outlook for 2007; Fab 7’s expected wafer capacity when fully completed; our plans to expand our production capacity for 90nm and smaller process geometry technologies; our 2007 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; our sources of liquidity, cash flow, funding needs and financings; and our expectation of the grants we are eligible to receive from various agencies of the Government of Singapore in 2007, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, changes in allocation and process technology mix, and the unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDMs”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally; the availability of financings and the terms thereof; and terrorist attacks, acts of war, or the possibility of an outbreak of Bird Flu or any other infectious disease in Singapore, as well as other parts of the world. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.